Exhibit 12.1

ANTERO RESOURCES LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2008	2009	2010	2011	2012

Pre-tax income (loss) from continuing operations	$(69,401)	$(60,197)	$1,155	$456,485	346,505
Fixed charges	37,769	36,348	56,736	74,743	97,877
Total adjusted earnings available for payment of fixed charges	$(31,632)	$(23,849)	$57,891	$531,228	$444,382

Fixed charges
Interest expense, including amortization of debt related expenses	$37,594	$36,053	$56,463	$74,404	97,510
Rental expense representative of interest factor	175	295	273	339	367
Total fixed charges	$37,769	$36,348	$56,736	$74,743	$97,877

Ratio of earnings to fixed charges	NA (1)	NA (2)	1.02X	7.11X	4.54X

(1)   Earnings are deficient to cover fixed charges by $69,401.

(2)   Earnings are deficient to cover fixed charges by $60,197.